EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Selected Consolidated Historical Financial Data of Anthem” and “Experts” in the Registration Statement on Form S-3 (File No. 333-101969) and related Prospectus Supplement to the Prospectus of Anthem, Inc. for the offering of approximately $200 million of notes due 2007, and to the incorporation by reference therein of our report dated January 26, 2004, with respect to the consolidated financial statements and schedule of Anthem, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Indianapolis, Indiana

August 19, 2004